Exhibit 99.51

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com

NEWS RELEASE

September 17, 2009	No. 09-16

AVALON RARE METALS ANNOUNCES COMPLETION OF
$17.5 MILLION PRIVATE PLACEMENT OF SPECIAL
WARRANTS AND FLOW-THROUGH SPECIAL WARRANTS

NOT FOR DISSEMINATION IN THE UNITED STATES OR OVER UNITED STATES NEWSWIRE SERVICES.

Toronto, Ontario September 17, 2009 – Avalon Rare Metals Inc. (the “Company” or “Avalon”) (AVL:TSX; AVARF:OTCQX) announced today that it has completed its previously announced private placement of special warrants and flow-through special warrants raising gross proceeds of $17,514,250, including the full underwriters’ option of $5,000,200.  A total of $2,000,750 of the gross proceeds relates to the sale of flow-through special warrants and $15,513,500 relates to the sale of special warrants.  The underwriters, led by CIBC World Markets Inc., included Cormark Securities Inc. and Research Capital Corporation.

The special warrants and flow-through special warrants, as well as the common shares and warrants issued upon exercise of the special warrants and the flow-through common shares issued upon exercise of the flow-through special warrants, are subject to a four-month and one day hold period under applicable Canadian securities laws which expires on January 18, 2010.  Each warrant issued upon exercise of the special warrants will be exercisable to acquire one additional common share at a price of $3.00 until September 17, 2011, other than in the circumstances described below.

The Company has agreed to use its reasonable best efforts to file a qualification prospectus in each of the provinces of Ontario, Alberta, British Columbia and Nova Scotia and the Northwest Territories and to obtain a final receipt from the applicable securities regulators by November 16, 2009 to qualify for distribution the applicable underlying securities.  In the event that a final receipt is not obtained by 5:00 p.m. (Toronto time) on such date, each special warrant exercised after such date will be exercisable, for no additional consideration, into 1.1 common shares rather than one common share.  In the event that a final receipt for the prospectus is obtained prior to 5:00 p.m. (Toronto time) on November 16, 2009, the penalty will not apply and each special warrant will remain exercisable for one common share.

The Company has received conditional listing approval from the Toronto Stock Exchange for the listing of all additional common shares to be issued in connection with the securities sold under the private placement, subject to satisfying certain listing conditions of the Exchange.

Avalon plans to use the net proceeds from the offering to continue development of the Lake Zone Rare Earth Element deposit on its 100% owned Thor Lake project, located near Yellowknife, Northwest Territories, and for general corporate purposes. The proceeds from the sale of the flow-through special warrants will be used for exploration activities which will constitute Canadian Exploration Expenditures as defined in the Income Tax Act (Canada).

All dollar amounts included herein are expressed in Canadian dollars.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Lake Zone Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable ‘heavy’ rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at office@avalonraremetals.com or phone Don Bubar, P.Geo., President, at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the filing of a prospectus of the Corporation and obtaining a final receipt therefor by November 16, 2009.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements, the Corporation not being able to clear a prospectus qualifying the relevant securities by November 16, 2009.  Forward-looking statements are based on assumptions management believes to be reasonable.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding Avalon’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained or incorporated by reference herein, except in accordance with applicable securities laws.